UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)*

Republic First Bancorp, Inc.

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(Name of Issuer)

Common Stock, par value $0.01 per share

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(Title of Class of Securities)

760416107

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(CUSIP NUMBER)

Vernon W. Hill, II
14000 Horizon Way, Suite 100
Mt. Laurel, NJ  08054
856-439-9200

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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2014

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(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  [    ]

CUSIP No. 760416107

1. NAMES OF REPORTING PERSONS

 Vernon W. Hill, II

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [   ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 Not applicable

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,796,035 shares of common stock. See Item 5.
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 3,796,035 shares of common stock. See Item 5.
10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,796,035 shares of common stock.  See Item 5.

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(1).  See Item 5.

14. TYPE OF REPORTING PERSON

IN

(1)
This calculation is based on (a) 37,815,003 shares of common stock (“Common Stock”) of Republic First Bancorp, Inc. (the “Issuer”) outstanding as of May 8, 2014 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on May 9, 2014, (b) 528,000 shares of Common Stock issuable upon the conversion of 3,432 Trust Preferred Securities held by Mr. Hill, and (c) the vested portion of an option to purchase 25,000 shares of Common Stock granted to Mr. Hill by the Issuer on May 10, 2013 (the “Stock Option”).  The Stock Option vests in four equal annual installments beginning on May 10, 2014, subject to acceleration or forfeiture in certain specified circumstances.  For more information regarding the Trust Preferred Securities, see Item 3.

SCHEDULE 13D
REPUBLIC FIRST BANCORP, INC.

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed on behalf of Vernon W. Hill, II and amends and supplements the Statement on Schedule 13D filed by Vernon W. Hill, II and Theodore J. Flocco, Jr. with the Securities and Exchange Commission on June 20, 2008, as amended August 9, 2010 (together, the “Original Filing”).

The purpose of this Amendment is to expand and supplement Mr. Hill’s disclosures under Items 3, 4, 5 and 7 to reflect his purchase of shares of Common Stock on April 21, 2014.  Other information regarding Mr. Hill remain true and correct and can be found in the Original Filing and incorporated herein by reference.

Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing.  Except as amended by this Amendment, all information contained in the Original Filing and any amendment to the Original Filing is, after reasonable inquiry and to the best of Mr. Hill’s knowledge and belief, true, complete and correct as of the date of this Amendment.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Filing is amended and supplemented to add the following information:

As of the date hereof, Mr. Hill beneficially owns an aggregate of 3,796,035 shares of Common Stock.  Mr. Hill owns 6,000 Trust Preferred Securities which would currently be convertible into 923,077 shares of Common Stock, but for a restriction on conversion contained in the terms of the Trust Preferred Securities which prohibits conversion if, as a result of such conversion, the holder would beneficially own more than 9.9% of the shares of Common Stock outstanding at the time of conversion.  All other terms of the Trust Preferred Securities are described in the Original Filing.  The purchase price for the shares of Common Stock and Trust Preferred Securities beneficially owned by Mr. Hill has come from Mr. Hill’s personal funds.

On May 10, 2013, the Issuer granted Mr. Hill the Stock Option.  The Stock Option vests in four equal annual installments beginning on May 10, 2014, subject to acceleration or forfeiture in certain specified circumstances.

Item 4.    PURPOSE OF TRANSACTION.

Item 4 of the Original Filing is amended and supplemented to add the following information:

On May 10, 2013, the Issuer granted Mr. Hill the Stock Option.  The Stock Option vests in four equal annual installments beginning on May 10, 2014, subject to acceleration or forfeiture in certain specified circumstances.

On April 21, 2014, Mr. Hill acquired 732,785 shares of Common Stock of the Issuer in a private placement (the “Offering”).  The aggregate purchase price for the shares of Common Stock acquired by Mr. Hill in the Offering was $2,784,583.

Except as set forth in this Amendment, Mr. Hill does not have any plans or proposals which relate to or which would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Mr. Hill also owns 6,000 Trust Preferred Securities which would currently be convertible into 923,077 shares of Common Stock, but for a restriction on conversion contained in the terms of the Trust Preferred Securities which prohibits conversion if, as a result of such conversion, the holder would beneficially own more than 9.9% of the shares of Common Stock outstanding at the time of conversion.  All other terms of the Trust Preferred Securities, as well as the terms of a consulting agreement between Mr. Hill and the Issuer, are described in the Original Filing.

Mr. Hill acquired and continues to hold the shares of Common Stock, the Stock Option, and Trust Preferred Securities for investment purposes.  In this connection, Mr. Hill expects to evaluate on an ongoing basis his investment in the Issuer, and may from time to time in the future, subject to applicable legal and contractual restrictions and constraints, acquire shares of Common Stock, dispose of shares of Common Stock or the Trust Preferred Securities or formulate other plans or proposals regarding the securities of the Issuer to the extent deemed advisable in light of market conditions and other factors.  Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) - (b) of the Original Filing is amended and restated in its entirety as follows:

(a) Beneficial Ownership.

  Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this Amendment are incorporated herein by reference.

  Mr. Hill is the beneficial owner of an aggregate of 3,796,035(1) shares of the Issuer’s Common Stock.  This represents beneficial ownership of approximately 9.9%(2) of the Issuer’s Common Stock.

(1)
Excludes (a) 395,077 shares of Common Stock issuable upon the conversion of 2,568 Trust Preferred Securities which are not currently convertible as a result of a limitation on conversion set forth in the terms of such securities and (b) 18,750 shares of Common Stock issuable upon the exercise of the Stock Option which constitutes the unvested portion of the Stock Option.  Includes (x) 528,000 shares of Common Stock issuable upon the conversion of 3,432 Trust Preferred Securities and (y) 6,250 shares of Common Stock issuable upon the exercise of the Stock Option.  See Items 3 and 4 above.

(2)
Based on 37,815,003 shares of Common Stock of the Issuer outstanding as of May 8, 2014 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 9, 2014.  See also the second sentence of footnote (1) above.

(b) Voting and Dispositive Powers.

  Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this Amendment are incorporated herein by reference.

Item 7.    MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of the Original Filing is amended and supplemented to add the following information:

Exhibit	Description

5	Form of Investment Agreement (incorporated by reference to Exhibit 10.1 to the Issuers’ Current Report on Form 8-K (File No. 000-17007) filed on April 22, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2014	/s/ Vernon W. Hill, II
Vernon W. Hill, II